Exhibit 99.8

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited
for the quarter ended September 30, 2004.

CNBC
Interviewee: Vivek Paul, Vice Chairman, Suresh Senapaty, CFO and Raman Roy,
Chairman, Wipro Spectramind

CNBC: As always, we have got live from Bangalore Suresh Senapaty, Chief Financial Officer of Wipro and we will have Vivek Paul, Vice Chairman, also joining us in a short while. And after the break, we will be joined by Raman Roy of Spectramind, and Sudip Banerjee, President- Enterprise Division at Wipro.

Good morning Suresh, great to see you and congratulations! You have had another good quarter, in fact an excellent quarter. What does it looking like? What helped you put in this fantastic performance? How is business shaping up as we go forward?

Suresh Senapaty: Last quarter we had some margin expansion arising primarily out of movement of our revenue more towards offshore. We had about 1.5% of our revenue coming from offshore, and similarly we had some price increases particularly in the onsite area, which helped us in getting some margin expansion. Similarly, on the G&A and little of the sales and marketing expenses, we got some better leverage. So, on net to net, on an overall productivity basis, we were able to expand the margin by about 50 basis point.

CNBC: Suresh, sorry to but in, you have said earlier today that the increase in compensation has affected your margins.....how much was the damage there? Or how much will it be going forward?

Suresh Senapaty: So far as the current quarter is concerned, as you know, we have given a compensation increase last quarter effective September 1, 2004, in Wipro Technologies for some part of the business, and the balance would be given during the current quarter. So, there will be an impact of that which will come in, and similarly we will have a non-cash charge on account of the restricted stock units that has been given effective October 1, 2004. So a combination of this and the hedge position that we have, will have an impact in the quarter three. A combination of three factors will have a tendency to contract the margin. But we will look forward to maximizing the mitigation of this particular operating margin.

It will be spread across. For example, as of September 04, we will have about $860 million of foreign exchange over and above whatever the exposure we carry on the balance sheet having been hedged for subsequent periods, which means about 5 to 6 quarters. So, if you take Rs.46 as spot, then it is lower by 187 crores, which will get booked into over a 6-quarter period assuming spot exchange rate remains 46 for all the six quarters. So that is how the new accounting policy and new accounting principle operate.

CNBC: Do you think you will have pricing pressures or is it a past? How was it this quarter?

I think the last quarter we had a price increase in the onsite about 2.9%, so that has given us benefit in terms of the margin expansion. We are also finally seeing stability in the pricing; we are seeing the new customers coming at a little better than the average price that we have, and also we will look forward to further productivity improvements whether in terms of cost rationalizations, particularly on the G&A side and productivity improvements. We had an employee add of about 5500 last quarter and it dipped our utilization by 1 percentage point. We look forward to retrieving that in the following quarters to be able to get some gains. We look forward to further offshore maximization and, you know, compensation increase will be there and therefore that impact will be faced. So there are some downsides and some upside, and over a period of few quarters, we should be able to mitigate a substantial part.

CNBC: We now have Vivek Paul and Raman Roy joining in. Welcome Vivek and Congratulations! We are all keen to hear from you the factors that contributed to this fantastic performance. Vivek? What is it?

Vivek Paul: Sure, good morning to you as well. I think that we were really blessed with having growth across the board, but there were some highlights that I think are worth mentioning. One is that if you look at the growth rate by region, Europe did very well for us, it grew 56%. The second highlight that is worth mentioning is that our technology businesses continued to do well. They grew 50% on a year-on-year basis and if you look at the IT side, our Financial Services business grew 45% on a year-on-year basis. So, we continue to see good growth engines there. And maybe I can do a profile on the revenue side: our specialty practices continue to lead our growth, in our infrastructure services business which grew about 55%, actually, we just closed a deal, multi-year, multi-million deal with Tui, which is a major tour operator to do infrastructure services for the UK operations for servers, desktops, network management, etc. So, our specialty services, our infrastructure services, began to break out this quarter, even as testing services grew 84%. Package implementation continued to be very strong at 74%. All numbers on a year-on-year basis. Across the board, good growth.

CNBC: Wipro Spectramind has also put in good performance, growing at a good rate. What was it that helped in this?

Raman Roy: We had indicated in the last quarter that we had some special events that impacted the quarter and we had indicated that in terms of growth, we will see growing at better than the market rates. We have had good traction with customers. We have signed in some new customers that are growing nicely, some of our existing customers are growing very well and things look back on track. We are very delighted with the 20% growth we have had this quarter against last quarter and that is about 76% against the same quarter last year.

We are bullish on the future. We do not give specific guidance on segments of the business. We are bullish on what the future holds for us. We think there is a huge market and there is a play in that for India as a country and Wipro Spectramind as a company.

CNBC: Vivek, how have been the growth in segments? Has telecom recovered completely?

Vivek Paul: Well, we did see good growth in telecom. So, as I was mentioning earlier, across the board, we have been blessed with good growth. Even if you look at an account basis, 31% of our accounts grew sequentially on a double-digit basis, so I think you know it is widespread, it is across the board. What we are finding is that we are able to move our prices up not by head-to-head negotiations of existing customers but by bringing in more specialty services where we can charge a higher price. So, really it is a yield management that is driving that overall average price up. New customers continue to come in at higher prices than average. We see the demand-supply equation changing as well as customers being a little bit more willing to deal with pricing in an environment of economic stableness, stability out there.

CNBC: Right Vivek, what is your view on the future? Will it be better than this?

Vivek Paul: Well you know, there is really nobody who has a clean crystal ball, but I would say that what you have seen is a manifestation of the fact that you are seeing the second wave of off shoring. If you look at the classic penetration curve, the early adopters, the innovators already went off shoring. What you are seeing are the latecomers to the table. These customers typically are more conservative, they are more inclined to follow the stable path of somebody who has already done it before, who has the size, and the processes to be able to do it and show them how to do it. They are unlikely to take chances with smaller and midsize companies. So, I think that we are seeing as a part of that standard penetration curve that manifestation helping us as a larger company.

CNBC: You have hired 5500 people this year. Is that a signal to the market?

Vivek Paul: I want to tell you we don’t hire to give signals to the market. We only hire when we need people, that’s it. Our hiring strategy follows the revenue line more closely. But you are right though in some sense at least. Hiring is a good predictor for the next quarter, which is why we give guidance, but I think that what I can certainly say is that our billed man month adds in the last quarter were well above our 5-quarter average and we felt pretty good about it.

CNBC: What is the outlook for next quarter? I don’t mean the guidance that you have announced?

Vivek Paul: Well, you know, if you look at the outlook: if you run through the negatives first to get them out of the way: clearly you have got the impact of the salary increase. In addition, we have got the foreign exchange increase impact, and lastly, I am sure Senapathy mentioned that we gave a restricted stock grant, and you can look at it as you would look at stock option expensing, which is, you can either think it is real or think it is not real, whichever way you look at it.

On the other hand, if you look at the operating levers, we have to be able to improve our margins. I think first and foremost is continued drive towards offshore. We have had a successful track record in that area. We expect to continue it. The second is utilization, which continues to be something that I think, as we are all ramping up, we have the ability to tighten a little bit. The third is moderate pricing growth. You know, again, I don’t want to get very very optimistic about pricing ever, even though we have been the first to signal price increases, we have always been the most cautions about it when talking to you in every call. And lastly, we have the ability to be able to get volume gearing. In other words, if our SG&A stays flat and our sales grow, we have the ability to lower that as a percentage of sales. So our outlook continues to be that we would push the operating levers in a way that we can offset any operating costs including salary cost increases, but holding aside foreign exchange and non-cash expenses, which I call balance sheet expenses like stock and stock options.

CNBC: We have been reading that you are ready to acquire another company. What is happening on that front?

Vivek Paul: Well, first of all never believe everything you read in the newspapers, and secondly, acquisitions are such that literally you could go all the way to the altar and find something that does not workout the way you wanted to and you always must have the flexibility to back out at that point. Therefore making any announcement before the deal is signed is just not good business.

CNBC: Where do you think the rupee is heading? Where will it be by the end of this fiscal?

Vivek Paul: Well, I think you are a sophisticated financial guy out there. But I think that the way we look at it is first of all it is really anybody’s guess as to where the rupee will be by the end of the financial year, so I think nobody can really guess. What we have done is we have been able to show by following the accounting procedures a mechanism by which we take into our accounts those hedges that relate to the revenues for the quarter. However, to the extent that investors like yourself are interested in the full impact, we also disclose that full impact, so that you can look at the numbers in whichever way you would like to. But we want to follow the accounting policy the way it is defined.

CNBC: Turning to your BPO business, Raman, how was the quarter?

Raman Roy: Oh! We have had a great quarter. Compared to last quarter where we had 2% growth, this quarter we grew 20% sequentially. More than 75, almost 76% growth is year on year. Except in the last quarter, but we have always had a robust double-digit growth, and we are very excited about what the future holds for us.

Last quarter we said we had some changes in business models with our customers. One of our large retail customers moved away from a catalog sale to an in-store model and that impacted our business. And this quarter we are back to square one. Even last quarter we said that we will grow faster than industry, and we have demonstrated that what we said was real.

CNBC: What is the future like?

Raman Roy: The future is brilliant. There is a lot of business there to be picked up and we think with 13000 plus people now, we are very well positioned to leverage that. We are very excited with what the future holds.

I think there is a tremendous potential for India as a country and for Wipro Spectramind for what can be serviced out of India. There is a huge market sitting there, and I think we as a company and we as a country are very well positioned to leverage that to our benefit.

CNBC: You are present in Delhi, Mumbai and Pune and Chennai in India. You have talked about going out......... Where are you were to open your centers?

Raman Roy: We have already announced Philippines. We continue to look at other locations and see where growth will come from. Last quarter, we launched Kolkata and we are very excited about the growth that we are seeing there.

CNBC: What about the rest of the country, I mean,...

Raman Roy: We are looking at 2-3 other locations, and as and when we decide we will make the announcements.

CNBC: Is pricing and the rupee affecting this business too?

Raman Roy: We are cautious. The competition continues to do strange things on pricing at levels that business is not viable and therefore we are very cautious with the prices we offer and the prices we think our customers will permit. We are excited at being now with over 13,000 people, which as per press reports, makes us the largest BPO operation in the country now in terms of number of people.

As I said, there is pressure on pricing because we compete with other people and we are a little perplexed at the kind of prices other people are willing to quote. I wonder some times whether they are in business for social service or whether they are in business to make money.

CNBC: That was a good one , Raman. Thank you both for your time.

Vivek Paul and Raman Roy: Thank you.